UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 1-SA

SEMIANNUAL REPORT PURSUANT TO REGULATION A

For the Fiscal Semiannual Period Ended June 30, 2022

MASTERWORKS 103, LLC

(Exact name of issuer as specified in its charter)

Commission File Number: 024-11741

Delaware	87-3679131
State of other jurisdiction of incorporation or Organization	(I.R.S. Employer Identification No.)

225 LIBERTY STREET, 29TH FLOOR, NEW YORK, NY 10281

(Full mailing address of principal executive offices)

(203) 518-5172

(Issuer’s telephone number, including area code)

www.masterworks.com

(Issuer’s website)

Class A Ordinary Shares

(Securities issued pursuant to Regulation A)

1

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This Report contains certain forward-looking statements that are subject to various risks and uncertainties. Forward-looking statements are generally identifiable by use of forward-looking terminology such as “may,” “will,” “should,” “potential,” “plan,” “intend,” “expect,” “outlook,” “seek,” “anticipate,” “estimate,” “approximately,” “believe,” “could,” “project,” “predict,” or other similar words or expressions. Forward-looking statements are based on certain assumptions, discuss future expectations, describe future plans and strategies, or state other forward-looking information. Our ability to predict future events, actions, plans or strategies is inherently uncertain. Although we believe that the expectations reflected in our forward-looking statements are based on reasonable assumptions, actual outcomes could differ materially from those set forth or anticipated in our forward-looking statements. Factors that could cause our forward-looking statements to differ from actual outcomes include, but are not limited to, those described under the heading “Risk Factors” in our most recent Offering Circular filed with the Securities and Exchange Commission (“SEC”), as such factors may be updated from time to time in our periodic filings and offering circular supplements filed with the SEC, which are accessible on the SEC’s website at www.sec.gov. Readers are cautioned not to place undue reliance on any of these forward-looking statements, which reflect our views as of the date of this Report. Furthermore, except as required by law, we are under no duty to, and do not intend to, update any of our forward-looking statements after the date of this Report, whether as a result of new information, future events or otherwise.

Item 1. Management’s Discussion and Analysis of Financial Condition and Results of Operations

The following discussion of the financial condition and results of operations of the Company should be read in conjunction with our Consolidated Financial Statements and the related notes. The Consolidated Financial Statements included in this filing are unaudited and have not been reviewed, and may not include year-end adjustments necessary to make those financial statements comparable to audited results, although in the opinion of management all necessary adjustments have been included to make the interim Consolidated Financial Statements not misleading.

As used in this Report, “we,” “our,” “ours,” “us,” or the “Company,” refer to Masterworks 103, LLC, a Delaware limited liability company and, as the context requires, the 103 segregated portfolio of Masterworks Cayman, SPC that holds title to the artwork indirectly owned by the Company. “Masterworks” refers to Masterworks.io, LLC, and or its wholly owned subsidiaries.

Overview

We are a Delaware limited liability company formed on November 17, 2021 to facilitate investment in a single work of art created in 2015 by Jonas Wood (the “Artwork”). We are managed by our affiliate, Masterworks Administrative Services, LLC (the “Administrator”).

On or about March 4, 2022, the Company commenced accepting subscriptions for an offering of up to 116,550 of our Class A ordinary shares pursuant to Regulation A of the Securities Act of 1933, as amended, for aggregate consideration of up to $2,331,000 (the “Offering”). Each Class A ordinary share was offered at $20.00 per share. The Offering was fully subscribed and a final closing was held on April 27, 2022. All of the proceeds from the Offering were used to pay for the acquisition of the Artwork and to pay a true-up to Masterworks. As of August 31, 2022, the Artwork was located at UOVO Delaware.

During all relevant times following the initial closing of the Offering, title to the Artwork has and will continue to be held by the 103 Segregated Portfolio (the “Segregated Portfolio”) of Masterworks Cayman, a Cayman Islands segregated portfolio company. A segregated portfolio company registered under the Cayman Islands Companies Law is a single legal entity which may establish internal segregated portfolios. The Company owns 100% of the share capital of the Segregated Portfolio, and the Segregated Portfolio is treated as a subsidiary of the Company for financial reporting purposes. As of June 30, 2022, the Segregated Portfolio held title to the Artwork as its sole asset and had no liabilities. The Segregated Portfolio will not incur any indebtedness for borrowed money and will not enter into any contracts, except the administrative services agreement or any amendment or replacement thereof, or as may be necessary in connection with the sale of the Artwork.

2

Amounts paid to Masterworks in the form of true-up payments are intended to be reasonable compensation for Masterworks’ services in sourcing and acquiring Artwork, commitments to finance the acquisition of the Artwork and for expenses and costs incurred by Masterworks in connection with the securitization of the Artwork. True-up expense, which is paid in cash, is recognized upon acquisition of the Artwork.

Upon the initial closing of the Offering, the Company has entered into an administrative services agreement with the Administrator, whereby the Administrator manages all administrative services relating to our business and custodial services relating to the maintenance of the Artwork. In exchange for these services and as reimbursement for ordinary and necessary administrative costs, the Company issues Class A shares to the Administrator at a rate of 1.5% of the total Class A shares outstanding per annum, commencing on the date of the final closing or the date of an earlier closing if, as of such earlier closing date, the Offering has been fully subscribed and at least 95% of the subscription proceeds have been received by the Company. The share issuances are made quarterly in arrears and there is no overall limit to the number of Class A shares that may be issued to Masterworks. These shares issued to the Administrator are subject to cliff vesting provisions as set forth in the administrative services agreement. Any extraordinary or non-routine costs, payments and expenses, if any, will be paid for by the Administrator, but such extraordinary or non-routine costs and payments will be reimbursed by the Company upon the sale or liquidation of the Artwork.

Other than activities related to the Offering and the acquisition and maintenance of the Artwork, we have not conducted any other business activities or operations. Our strategy is to display, promote and market the Artwork in a manner designed to enhance its provenance and increase its exposure and its value.

We do not expect to generate any material amount of revenues or cash flow unless and until we sell the Artwork. We are totally reliant on Masterworks to maintain the Artwork and administer our business.

Operating Results

We do not earn a material amount of revenue and have not entered into a contract for the sale of the Artwork. Due to the comprehensive nature of the administrative services agreement, our operating results for any fiscal period following the final closing of the Offering and prior to the period in which the Artwork is sold, will only reflect the administrative services fee, any extraordinary or non-recurring items for which we are responsible, if any, and, in the fiscal period in which the artwork is acquired, the true-up payable to Masterworks. Accordingly, differences in operating results from one fiscal period to the next are primarily attributable to the timing of the acquisition and disposition of the Artwork. Operating results for a particular fiscal period may also be affected by changes in the fair value of the Artwork, since the administrative services fee payable to Masterworks in the form of Class A shares is determined based on the fair value of the Class A shares over the time period during which the related services are performed.

During the periods presented in the unaudited Consolidated Financial Statements included in this Report, we were not responsible for any extraordinary or non-recurring expenses.

Contingent Liabilities

We had no contingent liabilities as of June 30, 2022.

Income Taxes

We expect that we will be treated as a partnership for U.S. federal income tax purposes and not as an association or publicly traded partnership subject to tax as a corporation. As a partnership, we generally will not be subject to U.S. federal income tax. Instead, each shareholder that is subject to U.S. tax will be required to take into account its distributive share, whether or not distributed, of each item of our income, gain, loss, deduction or credit.

3

We had no federal and state income tax assets, liabilities or expenses as of and for the 6-month period ended June 30, 2022.

Liquidity and Capital Resources of the Administrator

We do not anticipate that we will maintain any material liquid assets and, accordingly, we rely upon the Administrator to pay for the maintenance and administration of our business in accordance with the administrative services agreement. A summary of the financial condition of the Administrator as of June 30, 2022 and 2021 is provided in Note 3 to the Consolidated Financial Statements.

We and the Administrator believe that the Administrator’s sources of liquidity, together with contributions from Masterworks derived from equity contributions from members, earnings generated primarily from sourcing artwork and cash on hand, will be sufficient for the Administrator to perform its obligations under the administrative services agreement for the foreseeable future. We do not believe we will need to raise any additional funds through the issuance and sale of additional membership interests and are not permitted to do so under our operating agreement without the prior approval of holders of the Class A ordinary shares.

The Administrator is currently financed through equity contributions from Masterworks.io, LLC. Masterworks.io, LLC was funded from its inception in 2017 through September 2021 primarily through borrowings from Scott W. Lynn, the Founder of Masterworks. These borrowings were repaid in October 2021 and Masterworks is currently funded through equity contributions from private investors in October 2021 of approximately $110 million and cash flow from operations.

The Administrator earns fees in the form of additional Class A ordinary shares issued by us and other similar issuer entities and earns revenue when artwork is sold, though such Class A shares are subject to vesting requirements. The Administrator has covenanted in the administrative services agreement that for so long as such agreement remains in effect, the Administrator will maintain on hand cash reserves sufficient to pay at least one year of estimated expenses to satisfy its obligations under the administrative services agreement to fund the operations of the Company until the sale of the Artwork.

The Administrator conducts other business activities, including the administration of other entities similar to the Company and expects that, with scale and maturity of its operations as sales of artwork become a more regular occurrence, the Administrator’s revenues will consistently exceed its costs. The Company cannot estimate at this time what the aggregate costs and expenses of the Administrator will be with respect to such activities as they will depend on many factors. Additionally, the Company plans to own the Artwork for an indefinite period.

We are not aware of any trends, uncertainties, demands, commitments or events that will materially affect our operations or the liquidity or capital resources of the Administrator.

Commitments from Affiliates to Fund Operations

We have a written commitment from the Administrator to fund our operations and costs to maintain the Artwork until we sell the Artwork which is contained in the administrative services agreement.

Item 2. Other Information

None.

4

Item 3. Consolidated Financial Statements

MASTERWORKS 103, LLC

CONSOLIDATED FINANCIAL STATEMENTS

For the Period January 1, 2022 Through June 30, 2022

F-1

MASTERWORKS 103, LLC

CONSOLIDATED BALANCE SHEETS

(Unaudited)

	As of June 30, 2022	As of December 31, 2021

ASSETS

Current Assets:
Cash and Cash Equivalents	$100	$100
Receivable from affiliate	-	-
Total Current Assets	100	100

Artwork	2,100,000	-

Total Assets	$2,100,100	$100

LIABILITIES AND MEMBERS’ EQUITY

Current Liabilities:
Unsettled subscriptions and investor subscription deposits	$-	$-
True-up payment expense payable to affiliate	-	-
Amounts due to affiliate for purchase of artwork	-	-
Other amounts due to affiliates	-	-
Total Current Liabilities	-	-

Total Liabilities	$-	$-

Members’ Equity:
Membership interests, not represented by shares	-	-
Class A ordinary shares, 116,857 and -0- shares issued and outstanding as of June 30, 2022 and December 31, 2021, respectively	2,100,000	-
Class B ordinary shares, 1,000 and 1,000 shares issued and outstanding as of June 30, 2022 and December 31, 2021, respectively	100	100

Total Members’ Equity	2,100,100	100

Total Liabilities and Members’ Equity	$2,100,100	$100

No assurance is provided on these consolidated financial statements.

The accompanying notes are an integral part of these consolidated financial statements.

F-2

MASTERWORKS 103, LLC

CONSOLIDATED STATEMENTS OF OPERATIONS

(Unaudited)

For the Period January 1, 2022 Through June 30, 2022

Expenses:
True-up payment expense	231,000
Share-based compensation - administrative services fees	6,140

Total Expenses	237,140

Net Loss	$(237,140)

Net Loss per Class A Ordinary Share, Basic and Diluted	$(2.03)

Weighted Average Number of Class A Ordinary Shares Outstanding, Basic and Diluted	116,550

No assurance is provided on these consolidated financial statements.

The accompanying notes are an integral part of these consolidated financial statements.

F-3

MASTERWORKS 103, LLC

CONSOLIDATED STATEMENTS OF MEMBERS’ EQUITY

(Unaudited)

	Membership Interests		Class A Ordinary Shares				Class B Shares
						Total
						Members’			Total
		Contributed		Contributed	Accumulated	Equity -		Contributed	Members’
	Interests	Capital	Shares	Capital	Deficit	Class A	Shares	Capital	Equity
Balance at January 1, 2022	-	$-	-	$-	$-	$-	1,000	$100	$100

Share subscriptions settled - Net	-	-	116,550	2,331,000	-	2,331,000	-	-	2,331,000

Class A ordinary shares issued	-	-	307	6,140	-	6,140	-	-	6,140

Net loss	-	-	-	-	(237,140)	(237,140)	-	-	(237,140)

Balance at June 30, 2022	-	$-	116,857	$2,337,140	$(237,140)	$2,100,000	1,000	$100	$2,100,100

No assurance is provided on these consolidated financial statements.

The accompanying notes are an integral part of these consolidated financial statements.

F-4

MASTERWORKS 103, LLC

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Unaudited)

For the Period January 1, 2022 Through June 30, 2022

Cash Flows from Operating Activities:
Net loss	$(237,140)
Adjustments to reconcile net loss to net cash used in operating activities
Share-based compensation - administrative services fees	6,140
True-up payment expense payable to affiliate	-
Changes in operating assets and liabilities:
Other amounts due to affiliates	-

Net Cash Used in Operating Activities	(231,000)

Cash Flows from Investing Activities:
Purchase of artwork	(2,100,000)

Net Cash Used in Investing Activities	(2,100,000)

Cash Flows from Financing Activities:
Proceeds from issuance of membership interests	-
Net proceeds from unsettled subscriptions and investor subscription deposits	-
Proceeds from issuance of Class A ordinary shares	2,331,000
Proceeds from non-interest bearing advance from affiliate	-
Repayment of non-interest bearing advance from affiliate	-

Net Cash Provided by Financing Activities	2,331,000

Net Change in Cash and Cash Equivalents	-

Cash and Cash Equivalents, beginning of period	100

Cash and Cash Equivalents, end of period	$100

Non cash investing and financing activities:
Receivable generated in connection with issuance of membership interests	$-
Conversion of membership interests to Class B ordinary shares	$-
Issuance of Class A Ordinary Shares from subscriptions previously received	$-
Net payable to affiliate incurred for purchase of artwork	$-
Satisfaction of payables to affiliate via issuance of Class A Ordinary shares	$-

No assurance is provided on these consolidated financial statements.

The accompanying notes are an integral part of these consolidated financial statements.

F-5

MASTERWORKS 103, LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2022 and 2021

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Organization – Masterworks 103, LLC (“Company”) was formed as a Delaware limited liability company to purchase a painting by Jonas Wood (the “Artwork”). On March 4, 2022, the Company commenced an offering pursuant to the exemption from registration afforded by Regulation A (the “Offering”) of membership interests represented by 116,550 of the Company’s Class A shares to third-party investors for $20.00 per share, or aggregate offering proceeds of $2,331,000. The Offering was fully subscribed and a final closing was held on April 27, 2022.

All of the proceeds from the Offering are used to pay, directly or indirectly, for the acquisition of a single artwork, and to pay a true-up to Masterworks Gallery, LLC (“Gallery”) as described in Note 2. The Company is managed by a Board of Managers comprised of three individuals and is administered by Masterworks Administrative Services, LLC (the “Administrator”).

Members’ Liability – The Company is organized as a Delaware limited liability company. As such, the liability of the members of the Company for the financial obligations of the Company is limited to each member’s contribution of capital.

Principles of Consolidation – The consolidated financial statements include the accounts of the Company and a segregated portfolio of Masterworks Cayman, SPC (the “SPC”), a Cayman Islands segregated portfolio company. The Company owns 100 Class 103 shares of the SPC, which represents 100% ownership of the 103 Segregated Portfolio (the “Segregated Portfolio”). Title to the Artwork is held by the Segregated Portfolio. As the context requires, references in these consolidated financial statements to the “Company” include either or both of the Company and the Segregated Portfolio, and references to “consolidated” refer to the fact that the Company treats the Segregated Portfolio as a consolidated subsidiary in these financial statements in accordance with Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) Subtopic 810-10 Consolidation: Overall. All significant intercompany transactions and balances have been eliminated in consolidation.

Basis of Accounting and Use of Estimates – The Company prepares its financial statements on the accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America, which requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the balance sheets and the reported amounts of revenues and expenses in the statements of operations during the applicable period. Actual results could materially differ from those estimates.

F-6

MASTERWORKS 103, LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2022 and 2021

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Artwork – The purchase price of the Artwork was $2,100,000. Title to the Artwork is held by the Segregated Portfolio.

The Segregated Portfolio has no assets other than the Artwork, no indebtedness, and does not conduct any operations other than incidental to ownership of the Artwork. The Artwork is recorded at cost, which is the purchase price paid for the Artwork. Artwork is determined to have an indefinite life. The Company will review the Artwork for impairment in accordance with the requirements of FASB ASC Subtopic 360-10, Property, Plant, and Equipment: Impairment and Disposal of Long-Lived Assets. Those requirements require the Company to perform an impairment analysis whenever events or changes in circumstances indicate that the carrying amount of the Artwork might not be recoverable, i.e., information indicates that an impairment might exist. In accordance with ASC 360, the Company:

●	Considers whether indicators of impairment are present. Indicators or triggers of impairment management considers are: deteriorating physical condition of the artwork, trends in the art market, reputation of the artist, recent sales of other artworks by the artist, and other events, circumstances, or conditions that indicate impairment might exist;

●	If indicators are present, perform a recoverability test by comparing the estimated amount realizable upon sale of the Artwork, to its carrying value; and

●	If the amount realizable upon sale of the Artwork is deemed to be less than its carrying value, the Company would measure an impairment charge.

If it is determined that measurement of an impairment loss is necessary, the impairment loss would be calculated based on the difference between the carrying amount of the Artwork and its estimated fair value. An impairment loss would be reported as a component of income from continuing operations before income taxes in the Company’s consolidated financial statements. There were no events or circumstances indicating impairment of the Artwork for any of the periods presented.

Cash and Cash Equivalents – The Company’s cash consists of cash held in a Federal Deposit Insurance Corporation (“FDIC”) insured bank account. The Company does not hold any cash equivalents.

Concentration of Credit Risk – The Company maintains its cash in bank accounts in amounts that may exceed federally insured limits at times. The Company has not experienced any losses in these accounts in the past, and management believes the Company is not exposed to significant credit risks as they periodically evaluate the strength of the financial institution in which it deposits funds and cash is only held for a short duration pending closing or a distribution to members.

F-7

MASTERWORKS 103, LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2022 and 2021

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Earnings (loss) per Class A Ordinary Share – Basic earnings (loss) per share is calculated by dividing income (loss) available to Class A shareholders by the weighted-average Class A shares outstanding during the period. Fully diluted earnings per share will include in the denominator Class A shares issuable upon conversion of Class B shares, if any, in any period in which the Company does not report a loss from continuing operations. Diluted net loss per share is the same as basic net loss per share for all periods presented since the effect of potentially dilutive securities is anti-dilutive given the net loss of the Company in each period.

Income Taxes – The Company is a limited liability company taxed as a partnership and thus is generally not subject to federal or state income taxes. As a segregated portfolio of a Cayman Islands company treated as a corporation, the Segregated Portfolio is not subject to any foreign or domestic income taxes. Accordingly, the Company’s taxable income or loss, which may vary substantially from income or loss reported for financial reporting purposes, will be included in the federal and state income tax returns of the Company’s members based upon their respective share of the Company’s income and expenses as reported for income tax purposes. Accordingly, no provision for income taxes is reflected in the accompanying financial statements.

For the current tax year and for all major taxing jurisdictions, the Administrator has concluded that the Company is a pass-through entity and there are no uncertain tax positions that would require recognition in the financial statements. If the Company were to incur an income tax liability in the future, interest on any income tax liability would be reported as interest expense, and penalties on any income tax liability would be reported as income taxes. The Administrator does not expect that its assessment regarding unrecognized tax positions will materially change over the next twelve months. However, the Administrator’s conclusions regarding uncertain tax positions may be subject to review and adjustment at a later date based upon ongoing analyses of tax laws, regulations and interpretations thereof, as well as other factors including but not limited to, questioning the timing and amount of deductions, the nexus of income among various tax jurisdictions, compliance with U.S., state, and foreign income tax laws, and changes in administrative practices and precedents of the relevant taxing authorities.

Unsettled subscriptions and investor subscription deposits – The unsettled subscriptions and investor subscription deposits consists of amounts received from potential investors that might be settled in the form of the issuance of Class A shares at an undetermined future date. Amounts not settled to Class A shares by the time of the final closing are returned to the investor.

Members’ Equity – Members’ equity is comprised of two types of membership interests: Class A and Class B shares.

●

Class A shares are entitled to receive any and all net proceeds from the sale of the Artwork up to $20 per share before any payment is made with respect to Class B shares. If and to the extent the holders of Class A shares have received $20 per share following a sale of the Artwork and there are additional net proceeds remaining, the Class A shares are entitled to 80% of such excess funds available for distribution and the Class B shares are entitled to the remaining 20% of such excess funds, provided, that such amounts would be proportionately adjusted if any or all of the Class B shares had been converted to Class A shares prior to the sale of the Artwork. Any Class A shares owned by the Administrator have no voting rights. The authorized number of Class A shares is limited to 116,550, plus (i) shares which may be issued pursuant to the Administrative Services Agreement, plus (ii) shares which may be issued upon conversion of Class B shares. All Class A shares not owned by the Administrator have certain limited voting and approval rights, generally including the issuance of additional shares, and removing members of the Board of Managers or the Administrator. The Board of Managers controls all other actions as stated in the Company’s amended and restated operating agreement.

F-8

MASTERWORKS 103, LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2022 and 2021

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Members’ Equity (continued) –

●	Class B shares held by Gallery are entitled to 20% of the excess amount, if any, available for distribution to members following a sale of the Artwork after the holders of Class A shares have received $20 per share. In addition, prior to a sale of the Artwork, Class B shares may be converted into Class A shares with a value at the time of conversion equal to 20% of the increase in value of the Company’s issued and outstanding Class A and B shares. Any increase in value of the Class A shares would potentially dilute earnings per share in the future. The authorized number of Class B shares is limited to the number of Class B shares set forth on the Balance Sheet. The convertible Class B shares have no specified exercise date, exercise price, or expiration. Class B shares have no voting rights.

True-Up – The Company agreed to pay Gallery a true-up payment equal to 11% of the purchase price of the Artwork, which is intended to be reasonable compensation for Gallery’ services, capital commitment and outlay in sourcing and acquiring the Artwork. The true-up is expensed in the period in which the Artwork is acquired.

Organizational and Offering Costs – The Company’s expenses are paid by the Administrator pursuant to an Administrative Services Agreement under which the Administrator will receive an administrative services fee, payable quarterly in arrears. The administrative services fee is payable in the form of additional membership interests represented by Class A shares and will be accounted for as a management fee expense and an equity issuance in the Company’s consolidated financial statements. Organizational and offering costs of the Company were paid by the Administrator and its affiliates on behalf of the Company.

Organizational and offering costs include all expenses relating to the formation of the Company, the qualification of the Offering, and the marketing and distribution of Class A shares, including, without limitation, expenses for printing and amending offering statements or supplementing offering circulars; mailing and distributing costs; telephones, internet, and other telecommunications costs; all advertising and marketing expenses; charges of experts and fees; expenses and taxes related to the Offering; and registration and qualification of the sale of Class A shares under federal and state laws, including taxes and fees and accountants’ and attorneys’ fees. The Company did not pay any of these costs and is not required to reimburse the Administrator for any of these costs. Accordingly, these costs are not included in the Company’s consolidated financial statements. See Note 3, which summarizes certain financial statement information of the Administrator.

Revenue Recognition – The Company does not plan to generate a material amount of revenue until the Artwork is sold at some undetermined future date. At the time of sale, revenue will be recognized upon the transfer of the artwork title to the buyer.

2. RELATED PARTY TRANSACTIONS

In connection with the Offering, the Company adopted an Amended and Restated Operating Agreement, which created two classes of membership interests, Class A and Class B ordinary shares. As a result, all of the Company’s original membership interests were converted into Class B ordinary shares.

As indicated in Note 1, the Company agreed to pay Gallery a true-up payment equal to 11% of the purchase price of the Artwork, or $231,000. Gallery funded the purchase of the Artwork as an agent for the Company for a total of $2,100,000, of which the Company repaid $2,100,000 by June 30, 2022.

The Administrator contractually provides administrative services to the Company. The administrative services fee is paid by issuing Class A shares to the Administrator at a rate of 1.5% of the total Class A shares outstanding (excluding shares issuable upon conversion of Class B shares) per annum. The Class A shares are issued using the net asset value effective as of the applicable quarter-end in which the administrative services fee is due and payable. The Company recorded $6,140 in administrative services fees relating to the issuance of 307 Class A shares to the Administrator for the period January 1, 2022 through June 30, 2022.

F-9

MASTERWORKS 103, LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2022 and 2021

The administrative services fee covers all ordinary operating costs of the Company; however, the Administrator will charge the Company for any extraordinary costs and payments, including costs and payments associated with litigation, arbitration, or judicial proceedings; material or extraordinary transactions related to a merger, third-party tender offer, or other similar transaction and for selling the Artwork. For any extraordinary costs incurred or payments made on behalf of the Company, the Company will show the expense on its statement of operations in the year of occurrence, as well as carry forward a due to related party liability on its balance sheet in perpetuity, until the Artwork is sold and the resulting proceeds can be used to settle the liability to the Administrator. The Administrator may be removed from its role as Administrator if the holders of two-thirds (⅔) of the voting shares of the Company vote to remove and replace the Administrator, which would result in termination of the Administrative Services Agreement. The Administrative Services Agreement also provides that any Class A ordinary shares issuable in connection with the administrative service fee are subject to cliff vesting on December 31, 2025, with the possibility of extending or shortening such vesting period upon certain conditions. The company recognizes the administrative services fees expense at the time of issuance of the related Class A shares as the requisite service period is considered completed. All of the 307 Class A shares issued to the Administrator during 2022 were not vested and no shares were forfeited during the period January 1, 2022 through June 30, 2022. The weighted average grant-date fair value of shares issued to the administrator during such period was $20.00.

The Company is party to an Administrative Services Agreement with the Administrator, in which the Administrator pays the Company for the rights to commercialize the Artwork for the duration of the operations of the Company. The Company receives de minimous royalty income from the Administrator by the end of each fiscal year.

All balances and transactions denoted as to or from “affiliate” on the accompanying consolidated balance sheet, statement of operations, and statement cash flows represent related party transactions.

3. ADMINISTRATOR SUMMARY FINANCIAL INFORMATION

The Company is not expected to maintain a material amount of cash and will be entirely dependent upon the Administrator to perform administrative services and to pay ordinary ongoing costs and expenses to maintain the Artwork and administer the Company’s operations. The table below summarizes selected unaudited financial information of the Administrator:

	June 30, 2022	December 31, 2021
Assets
Current assets	$13,285,962	$7,162,359
Property and equipment, net	953,340	454,229
Deposits	162,902	142,823
Other assets	2,013,436	2,623,343
Total assets	$16,415,640	$10,382,754

Liabilities
Current liabilities	$5,824,645	$4,732,820
Long-term liabilities	2,085,442	2,681,794
Total liabilities	$7,910,087	$7,414,614

Member’s Equity
Total member’s equity	$8,505,553	$2,968,140

F-10

MASTERWORKS 103, LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2022 and 2021

4. RISKS AND UNCERTAINTIES

The nature of the Company’s operations are limited in scope. The Company holds no material assets, other than a single work of art, has no employees, and has no debts or contractual obligations, other than an administrative services agreement pursuant to which the Administrator will provide services that are essential to the Company, such as storage, insurance, display, transport, SEC filings and compliance, and other normal operating services, and the Administrator will fund all of such costs and expenses. As a result of this relationship, the Company is dependent upon the Administrator and is totally reliant on the Administrator to manage its business.

The preparation of the consolidated financial statements requires the use of estimates by management. Although the Artwork is carried at its cost basis, subject to possible impairment, Management must estimate the value of the Artwork to determine the expense associated with fees payable to the administrator, which are payable in the form of Class A shares representing membership interests in the Company. The value of artwork is highly subjective and given that each artwork is unique, there is a risk that management’s estimates are materially incorrect, which would result in an understatement or overstatement of the Company’s expenses. The value of the Artwork estimated by management has no impact on the number of Class A shares issued.

The Company is subject to an exceptionally high level of concentration risk. The Company’s single Artwork can decline in value, become worthless or be difficult or impossible to liquidate due to economic factors, trends in the art market generally, trends relating to the genre of the artwork or trends relating to the market for works by the artist that produced the Artwork, as well as changes in the condition of the artwork and other factors. In periods of global financial weakness and disruption in financial and capital markets, the art market tends to experience declines in transaction volume, making it extremely difficult to liquidate artwork during such periods at acceptable values or at all.

5. SUBSEQUENT EVENTS

Management has evaluated events and transactions that have occurred since June 30, 2022 and reflected their effects, if any, in these consolidated statements through August 31, 2022, the date the financial statements were available to be issued and no material subsequent events have occurred.

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Item 4. Exhibits

INDEX OF EXHIBITS

Exhibit No.	Description of Exhibit

2.1	Certificate of Formation (incorporated by reference to the copy thereof submitted as Exhibit 2.1 to the Company’s Form 1-A filed on December 6, 2021).*
2.2	Form of Second Amended and Restated Operating Agreement (incorporated by reference to the copy thereof submitted as Exhibit 2.2 to the Company’s Form 1-A/A filed on February 23, 2022).*
4.1	Form of Subscription Agreement (incorporated by reference to the copy thereof submitted as Exhibit 4.1 to the Company’s Form 1-A filed on December 6, 2021).*
6.1	Form of Administrative Services Agreement (incorporated by reference to the copy thereof submitted as Exhibit 6.1 to the Company’s Form 1-A filed on December 6, 2021).*
6.2	Form of Intercompany Agreement (incorporated by reference to the copy thereof submitted as Exhibit 6.2 to the Company’s Form 1-A filed on December 6, 2021).*
6.3	Private Purchase Agreement (incorporated by reference to the copy thereof submitted as Exhibit 6.3 to the Company’s Form 1-A/A filed on February 17, 2022).*

* Filed Previously

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SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Masterworks 103, LLC

By:	/s/ Joshua B. Goldstein
Name:	Joshua B. Goldstein
Title:	General Counsel & Secretary

Pursuant to the requirements of Regulation A, this Report has been signed below by the following persons on behalf of the issuer in the capacities and on the dates indicated.

Signature	Title	Date

/s/ Nigel S. Glenday	Chief Executive Officer	August 31, 2022
Nigel S. Glenday	(Principal Executive Officer)

/s/ Nigel S. Glenday	Chief Financial Officer (Principal Financial Officer and Principal Accounting Officer) and Member of Board of Managers	August 31, 2022
Nigel S. Glenday

/s/ Joshua B. Goldstein	Member of the Board of Managers	August 31, 2022
Joshua B. Goldstein

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